Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the to the use of our report dated March 23, 2005, included in the registration statement on Form S-1 (No. 333-124458) of VASCO Data Security International, Inc. and subsidiaries (the Company), with respect to the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, cash flows and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2004, and all related financial statement schedules, which report appears in the December 31, 2004, annual report on Form 10-K of the Company. We also consent to the reference of our Firm under the heading "Experts" in the prospectus.

Chicago, Illinois
January 17, 2006